UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by GrafTech International Ltd., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2015, relating to a tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price of $5.05 per Share in cash (the “Offer Price”) without interest thereon and subject to any required tax withholding. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of May 26, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Acquisition Sub with the SEC on May 26, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Forward-Looking Statements”, as set forth below:

“Expiration of the Offer

The Offer expired immediately at 12:00 midnight, New York City time, at the end of August 13, 2015. Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”) has advised Purchaser and the Company that, as of 12:00 midnight, New York City time on August 13, 2015, 116,266,327 Shares (not including 3,192,704 Shares tendered by notice of guaranteed delivery) were validly tendered and not properly withdrawn pursuant to the Offer, which represents, when combined with the number of Shares and Underlying Shares owned by Purchaser and Acquisition Sub, 86.4% of the outstanding Shares plus Underlying Shares. All conditions to acceptance of and payment for Shares validly tendered into and not properly withdrawn from the Offer have been satisfied. In addition, the number of Shares validly tendered (excluding all Shares tendered by notice of guaranteed delivery for which certificates were not yet delivered) into and not properly withdrawn from the Offer satisfies the Minimum Condition and the Merger Condition in the Offer to Purchase. Accordingly, pursuant to the Merger Agreement, on August 14, 2015, Acquisition Sub accepted for payment all Shares validly tendered into and not properly withdrawn from the Offer prior to the Expiration Date (as defined in the Offer to Purchase), and payment of the Offer Price for such Shares will be made promptly by the Depositary.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: August 14, 2015